Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

PRESIDENT’S MESSAGE TO SHAREHOLDERS

2

Management’s Discussion and Analysis

7

1.1

Date

7

1.2

Overview and Management’s Discussion and Analysis

7

1.2.1

Casierra Diamond Property, Sierra Leone

8

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

9

1.2.3

Kaslo Silver Property, British Columbia

10

1.2.4

Kootenay Gemstone Property, British Columbia

10

1.2.5

Goldsmith Property, British Columbia

11

1.2.6

Stephens Lake Property, Manitoba

12

1.2.7

Wine Nickel-Copper Property, Manitoba

12

1.2.8

Grand Nickel Project, Manitoba

13

1.2.9

Mineral Property Option Payments Due In Fiscal 2009

13

1.2.10

Market and Industry Trends

13

1.3

Selected Annual Information

14

1.4

Results of Operations

14

1.5

Summary of Quarterly Results

16

1.6

Liquidity

17

1.8

Off-Balance Sheet Arrangements

20

1.9

Transactions with Related Parties

20

1.10

Fourth Quarter

21

1.11

Proposed Transactions

22

1.12

Critical Accounting Estimates

22

1.13

Critical Accounting Policies and Changes in Accounting Policies

23

1.14

Financial Instruments and Other Instruments

25

1.15

Other MD& A Requirements

25

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

25

1.15.2

Disclosure of Outstanding Share Data

26

Other Information

27

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

PRESIDENT’S MESSAGE TO SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to present the Annual Report of Cream Minerals Ltd. (“Cream” or the “Company”) for the year ended March 31, 2008.

Throughout the last fiscal year, Cream was actively engaged in exploratory programs on the Nuevo Milenio silver-gold property in Mexico, the Casierra Diamond properties in Sierra Leone, the, the Wine Property in Manitoba and to a limited extent, its other mineral property interests in British Columbia and Manitoba.

Nuevo Milenio Property

In Mexico, the Company is very pleased with the results of recent exploration on its 100% owned Nuevo Milenio property.  This project has excellent infrastructure and is only 20 kilometres (km) from Tepic, the capital of Nayarit State, Mexico.  Tepic has a population of 300,000 people, and is 150 kilometers northeast of Puerto Vallarta.  The property is readily accessible, being only a few kilometres from paved highways, railway, airport, power lines and water.

Cream has defined a work program as outlined in the Phase 1 and Phase 2 exploration program recommended in the National Instrument 43-101 (NI 43-101”) compliant report dated January 30, 2008, by F. Holcapek, P.Eng. Geology.  The objective of the work program is to upgrade the previously reported Inferred Mineral Resource and define the open pit (o/p) and underground (u/g) mineral targets to classifiable NI 43–101 compliant Mineral Resources by underground development work (1,000 m) and diamond drilling (8,000 m).

Previously Reported Inferred Mineral Resources were calculated using drill core assays, surface assays and underground channel sample assays.  These resources are believed to be low in grade due to the brecciated, sheared and broken nature of the mineralized zones, which resulted in poor core recovery (20% to 80%) due to the loss of fine particular gold and silver sulphides by washing.

PREVIOUSLY REPORTED INFERRED MINERAL RESOURCES NI 43-101 (2006 and 2008)

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	7.13	2,132,802.55	1.530	133.71	104,582.59	9,168,652.44
Dos Hornos Segment 2	14.88	2,949,214.68	0.946	76.47	89,657.28	7,250,802.66
Veta Tomas	5.09	1,246,162.50	1.282	354.72	51,344.17	14,212,286.62
Once Bocas (O/P)	100	11,590,000.00	0.345	57.90	129,000.00	21,580,000.00
Total		17,918,179.73			374,584.00	52,211,800.00

Tonnes:  17,920,000  Au oz:  375,000 Ag oz:  52,212,000

Silver Equivalent (Gold – Silver price Ratio = 50:1):  71,000,000 oz

The Company has selected underground and open-pit targets using data from NI 43–101 compliant reports (January 30, 2007, January 30, 2008) and from accumulated data from 2001 to 2008 including recent exploration work (see News Release March 3, 2008) to estimate size, depth, width and grade of the “Mineralized Target Areas”.

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

TARGET 1: The objective is to upgrade reported Underground and Open Pit Inferred Mineral Resources (see above) to Indicated and/or Proven Mineral Resources by underground development to establish the true width and true grade, and to obtain bulk samples for metallurgical testing.  There are no target size or grade estimates included here.

TARGET 2: The objective here is to explore and diamond drill existing mineral targets to qualify as NI 43-101 compliant, Inferred Mineral Resources.  These target areas were defined by surface exploration, and by re-opening of old Spanish workings and exploratory drilling.  The targets are of two distinct types:

a) OPEN PIT TARGETS: These targets are located on the Once Bocas and on the Cerro Chacuaco quartz stock-work zones.  These targets have measured dimensions of 100 m and 180 m in width, and a measured strike length of 450 m and 600 m respectively.  Within this wide zone, three to five high-grade vein breccia zones were recognized in underground workings, surface trenches and by drilling.  Diamond drilling of geologically similar areas at Dos Hornos encountered similar mineralization over a vertical range in excess of 250 m.  Details of the targets may be found on the reports filed on the Company’s website www.creamminerals.com and on Sedar www.sedar.com.

b) UNDERGROUND TARGETS: These targets are located extensions of Once Bocas and Chacuaco open-pit areas, plus parallel zones at Dos Hornos and Veta Tomas.  Six high-grade, quartz-breccia-vein stock-work zones have been mapped from results of underground workings, surface trenches and diamond drilling.  The four to eight meter wide zones are located within a mineralized structure up to 25 m wide, surrounded by a quartz stock-work halo up to 180 m wide.  These underground structures have been traced for 450 m at Once Bocas and for 600 m at Chacuaco.  They are extensions of the high-grade core of the open-pit targets.  Details of the targets may be found on the reports filed on the Company’s website www.creamminerals.com and on Sedar www.sedar.com.

The combined  underground target potential (excluding zones located within the open pit targets) is in the order of 9 to 12 million tonnes with an in-situ grade ranging from Gold: 0.25 g/t to 19 g/t and Silver: 60 g/t to 1,300 g/t (indicated mean grade for all structures Au: 1.00 g/t, Ag: 150 g/t) or a contained gold and silver potential in the range of Gold: 9 to 12 million grams (0.30 to 0.40 million oz) and Silver: 1350 to 1800 million grams (43 to 58 million oz).

Together, the total open-pit and underground targets, which are conceptual in nature, are:

Tonnes: 54 to 62 million, Au oz:  1.0 to 1.2 million, Ag oz:  143 to 173 million

Silver Equivalent (Gold – Silver price Ratio = 50:1):  193 to 233 million oz

Overall, the Total Previously Reported Target, plus the Above Target is:

Tonnes: 74 to 82 million, Au oz:  1.4 to 1.6 million, Ag oz:  195 to 225 million

Silver Equivalent (Gold – Silver Price Ratio = 50:1):   265 to 305 million oz

Note: “The potential quantity and grade for mineral targets, is conceptual in nature.  There has been insufficient exploration to define a ‘Mineral Resource’.  It is uncertain if further exploration will result in the delineation of a Mineral Resource”.

No metallurgical tests have been conducted on the mineralized targets and no metallurgical problems are anticipated.  This is due to mainly solitary Gold/Silver occurrences in volcanic ash (rhyolitic lithic tuffs).  Based on the observed simple mineralogy (free gold, silver-sulphides and pyrite) and trace element analysis, metallurgical recovery is assumed to be close to 100%.  The above program is anticipated to be completed in 1½ years at a budgeted cost of US$2.6 million.

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

Mr. Ferdinand Holcapek, P.Eng. Geology, Director and Administrator General, Cream Minerals de Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project.  He is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

Casierra Property

In Sierra Leone, West Africa, Cream holds a 70% interest in the Hima Licence EPL 1/94 on the Sewa River and its banks, and in an offshore licence, EPL 5/94 at the mouths of the Mano and Moa rivers in southern Sierra Leone.

The work programs for the last two field programs in 2007 and 2008 were concentrated on the Sewa River Licence which had not had any exploration work by the Company on it since 2005.  The first three bulk samples taken in 2007 under the Sewa River Exploration Licence sampling program successfully confirmed estimates of diamond grades as reported by the Geological Survey of Sierra Leone.  The three bulk samples of approximately 6 cubic meters of diamondiferous alluvial products yielded ten individual diamonds whose total weight averaged 0.55 carats per cubic meter.  This grade was comparable to historical estimates of Hall (1966) for the mineral potential of this licence EPL 1/94.  Water levels in the Sewa were exceptionally low in the early part of 2007, exposing nine transverse dykes in the downstream part of the 10-kilometre stretch of the River covered by the recently acquired mining licence.  Several dykes are visible on the upstream sector of the exploration licence according to a traverse by inflatable boat during this work.  These dykes act as giant natural riffles across the full width of the riverbed, resulting in the concentration of heavy minerals such as diamonds and gold.  Close to the downstream boundary of the licence, artisanal miners were recovering sufficient gold to justify their hand mining efforts.  A request is being made to the Mines Department to include gold in the permitted minerals of the diamond exploration licence.

As a result of the encouragement of the results in the 2007 program, a crew was mobilized in early 2008 and in February 2008, a bulk sampling program was commenced.

The 2008 program of test mining on the Sewa River licence area was undertaken on the flanks of two of the five largest diabase dykes that cross the 500 meter wide river.  The success of the program was in large part due to good cooperation between the Company and the local landowners.  Some infrastructure , work including road maintenance and bridge construction was also completed which improves access for the operations and the villages along the Sewa River.  There was very good cooperation between the Company and local landowners.  Initial work on the claims was encouraging, but both artisanal and local miners have been working the claims for several years unknown to the Company, and hence the three test areas examined did not give the recovery expected.  There are many untested areas, but work was halted with the approach of the rainy season and higher water levels.

An environmental study and application for conversion to a full mining licence are necessary for the next stage of exploration on the Sewa Licence.  Meanwhile, the Company is reviewing its options with respect to the Sewa claims.

Cream has determined that it will write the property down by $1,586,240 to a nominal carrying value of $1, and will review its future plans for the licence over the next few months due to the lower than expected recovery of diamonds from the sampling program and the uncertainty of recoverability of costs incurred.  All dredging and concentrator plant equipment have been re-located to a secure storage facility.

Mr. Val T. Collier has been confirmed as Country Agent for Cream to assist in forwarding the projects in Sierra Leone.  As a respected career civil servant and former Commissioner of the Anti-Corruption Commission, he brings a strong element of corporate social responsibility to the operations going forward.  Application has been made to enter the Sewa and the marine alluvial projects into two separate companies which will allow the Cream group of companies to operate with more flexibility in Sierra

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

Leone.  KPMG Partners in Freetown assisted with the registration of the companies in Sierra Leone, which was completed in April 2008.

Application is being made to extend the term of the marine exploration licence for a further two years as provided for in the regulations in order to permit time for a bulk sampling program later this year.

In May 2008 Cream exported a parcel of diamonds from its mining licences on the Sewa River.  Canada Border Services approved the release of the shipment following normal review of documentation including the Kimberley Process Certificate.  This first parcel included 112 stones with a total weight of 53.93 carats.  An independent value estimate of US$10,701 from the Government Gold and Diamond Office (GGDO) of Sierra Leone was attached.  This value estimate is the basis upon which the 6% royalty on diamonds payable to the Government of Sierra Leone is established.  Sierra Leone has been at peace, and going through reconstruction for several years since the civil disorders of the late 1990’s.  British and European support has been committed to rebuilding the national infrastructure and the country is moving forward.  During the two years prior to the development of the Kimberley Process, the Sierra Leone Government was working actively with the United Nations to develop a system of identifying the provenance of diamonds mined in the country.  The full Kimberley Process is now in place and operating in Sierra Leone.  Legal production reported by the government has increased both in terms of carats and average price per carat as a result of this measure.  The Company believes that the process is now recognized as a well established norm for the country and will assure a timely movement of rough diamonds from any production.  The independent valuation indicated an average value of US$198/ct for the parcel which included one 2.92 carat stone valued by GGDO at US$1,071/ct for a total value of US$3,128.  This compares favourably with an average value reported for diamonds from the Ekati and Diavik mines in Canada of $140/ct and US$104/ct (Stats Canada 2004 report), respectively.

Wine Property

In Manitoba, Cream’s exploration plans included an initial hole to investigate the Wine property showing with a single vertical drill hole to determine if the mineralization could be similar to the Sherritt Gordon Mines ore-bodies at Lynn Lake.  The Sherritt Gordon Mine produced 20,151,146 tonnes of ore with an average grade of 1.023% Nickel and 0.535% Copper from eleven discrete vertical pipes that are hosted by a mafic to ultramafic igneous pluton (Pinset, R.H.; 1980).  A second drill hole was drilled to investigate a large geophysical anomaly situated 100 meters west of the Wine showing.

The first test hole, RAD 07 – 01, on the Wine – Radar Lake property, 60 km southeast of Flin Flon, Manitoba, assayed 1.30% Nickel, 2.27% Copper, 0.319 g/t Gold, 0.132 g/t Platinum and 0.270 g/t Palladium over 66.8 feet core length at a dip of –49 degrees (true width is estimated to be 43.6 feet).

The hole was drilled to test and confirm an earlier hole DDH EEL – 346, drilled in 1987 by Hudson Bay Exploration and Development Co. Ltd., which assayed 0.85% Nickel and 1.42% Copper over 54.0 feet at a dip of –45 degrees (Refer to Cream News Release dated February 6, 2006).

A second drill hole, RAD 07 – 02 was collared at approximately 230 feet southeast of RAD 07 – 01.  It was drilled at –60 degrees to a depth of 837 feet with the hope of intersecting mineralization should the zone plunge vertically to that point.  The favourable horizon was not intersected in this hole; however, the main purpose of the hole was to locate the downward plunge of the upper zone and the hole will now be used for a down the hole Pulse EM Survey as soon as possible in order to locate the mineralized body.

During the drill program, standard sampling procedures were used whereby the core was cut with a circular diamond saw and half of the core was sent by trucking company directly to TSL Laboratories Ltd. in Saskatoon, Saskatchewan.  The remaining half of the core was stored in a core storage facility in Snow Lake, Manitoba.  All sample preparation was done at the laboratory by TSL staff, who assayed the samples using a multi-acid digestion and Atomic Absorption assay procedures.

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

OTHER MATTERS AND ACKNOWLEDGMENTS

Please read the attached Management Discussion and Analysis for details on Cream’s other projects.

Cream continues to maintain its U.S. Form 20-F Registration and trades on the NASD OTC Bulletin Board under the symbol CRMXF.  Cream also trades on the Frankfurt Stock Exchange under the symbol, DFL.   Please see the “Overview and Management’s Discussion and Analysis” or review our Website (www.creamminerals.com) for more detailed information.

It has been a very difficult year for the junior resource market.  The junior resource market continues to be very difficult, as investment funds liquidate higher risk assets to cover cash withdrawals from their funds.  We hope that the next few months will be the beginning of a much better looking year.  I would like to extend our gratitude and appreciation to our many loyal shareholders and our dedicated employees, consultants and contractors for their assistance and support.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

Management’s Discussion and Analysis

Forward-Looking Statements:  The statements herein that are not historical facts are forward-looking statements.  These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the Company’s filings with Canadian securities regulators.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials may use the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

1.1

Date

The effective date of this annual report is July 25, 2008.

1.2

Overview and Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

This MD&A should be read in conjunction with the annual audited consolidated financial statements of Cream Minerals Ltd. for the year ended March 31, 2008.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

•

Cream’s consolidated loss for the year ended March 31, 2008 (“fiscal 2008”) was $3,026,778 or $0.06 per share compared to Cream’s consolidated loss of $663,350 or $0.02 per share in the year ended March 31, 2007 (“fiscal 2007”).

•

In fiscal 2008, Cream raised net proceeds of $1,164,495 in private placements by issuing 2,750,500 common shares and 1,518,890 share purchase warrants, inclusive of 143,640 finder’s warrants with the same terms as the warrants issued in the private placements.  In addition, during

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

the year, 1,745,300 share purchase warrants and 1,145,500 stock options were exercised, for proceeds of $1,037,515.  This compares to $2,775,115 raised from the issuance of 5,500,000 common shares in two private placements, and $211,695 raised from the exercise of 90,500 warrants and 877,900 stock options in fiscal 2007.

•

Subsequent to March 31, 2008, and up to the date of the audit report, the Company completed a private placement of 1,658,635 non-flow-through units at a price of $0.22, each unit comprised of one common share and one share purchase warrant exercisable at a price of $0.25 for one year.  In addition, the Company completed a private placement of 1,010,800 flow-through units at a unit price of $0.25, each unit comprised of one common share and one share purchase warrant exercisable at a price of $0.28 for one year.

•

During fiscal 2008, cash used in operations was $932,998 compared to $713,341 used in operations in fiscal 2007.  Cash expenditures on mineral property interests totalled $2,346,848 in fiscal 2008 compared to $1,913,204 in fiscal 2007.

•

Exploration programs were conducted on the onshore licence in Sierra Leone with mixed results.  Initial sampling confirmed the numbers in the reports on the licence but the second program conducted in early 2008 was mixed.  Local miners have been working on the claim for several years in areas that the Company did not survey in the first two programs.  Initial bulk sampling was promising, but in the areas with significant local mining, the results were not as expected, and as a result, the Company has written down the onshore licence by $1,586,240 to a nominal carrying value of $1.

1.2.1

Casierra Diamond Property, Sierra Leone

In June 2006 the Company earned a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, from Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (collectively, “Casierra”).  Casierra holds a 100% interest in the Hima Licence EPL 1/94 and a 90% interest in the Offshore Marine Licence EPL 5/94.

To earn its interest, Cream issued 500,000 common shares and completed US$800,000 in exploration expenditures on the property.  A form of joint venture will be constituted between the two parties and each party will contribute to further expenditures on the property in accordance with its interest.  If Casierra is unable to fund its share of joint venture expenditures, Cream will advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of Casierra’s share in the net proceeds of production from the property prior to any other distribution to Casierra.

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.  Mr. Benjamin Ainsworth, P.Eng. President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC.

Property Description

Casierra had been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence (“EPL”) at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano Rivers.

A bulk sampling was undertaken in 2007 on the Sewa River Licence which had not had exploration work

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

by the Company since the summer of 2005.  The first three bulk samples taken under the Sewa River Exploration Licence sampling program successfully confirmed estimates of diamond grades as reported by the Geological Survey of Sierra Leone.  The three bulk samples of approximately 6 cubic meters of diamondiferous alluvial products yielded ten individual diamonds whose total weight averaged 0.55 carats per cubic meter.  This grade was comparable to historical estimates of Hall (1966) for the mineral potential of this licence EPL 1/94.

The samples were taken from the active sediments of the Sewa River, which is more than 500 meters wide with large islands formed downstream of several of the diabase dykes that cross the river at right angles to its course.  Water levels in the Sewa were exceptionally low in the early part of 2007, exposing nine of these dykes in sand bars in the downstream part of the 10-kilometre stretch of the River covered by this exploration licence.  Several dykes are also known on the upstream sector of this licence from a traverse by inflatable boat during this work.  The dykes act as giant natural riffles across the full width of the riverbed, causing the concentration of heavy minerals such as diamonds and gold.

Minerals associated with the diamonds include lilac-coloured garnets, possibly of the pyrope range that are an indicator mineral for kimberlitic rocks, collanda (a local name for ilmenite and iron oxide gravel fragments with similar density to the target diamonds) and some fine grained flake gold.  Close to the downstream boundary of the licence, artisanal miners were recovering sufficient gold to justify their hand mining efforts.

The results noted above are from the first bulk samples taken on the Sewa licence since the earlier private acquisition of the licence in 1994.  Despite a slow start due to remoteness and lack of infrastructure, Cream management was very encouraged by these results due to their correlation with historic results and the size of the property.

In February 2008, a crew was mobilized in Sierra Leone and a bulk sampling program was commenced.  Initial work on the claims was encouraging, but both artisanal and local miners have been working the claims for several years unknown to the Company, and hence the three test areas examined did not give the recovery of diamonds expected.  There are many untested areas, but work was halted with the approach of the rainy season and higher water levels.

Cream has determined that it will write the onshore property down by $1,586,240 to a nominal carrying value of $1, as the expected recovery of diamonds was lower than expected, and the recoverability of costs incurred to date is uncertain.

All dredging and concentrator plant equipment have been re-located to a secure storage facility, and may be sold or used in exploration of the offshore.  If the Company can find a venture partner to assist in the exploration of the onshore claims, the basic infrastructure is still in place.

Exploration expenditures incurred on the Casierra claims in fiscal 2008, (fiscal 2007 numbers in brackets) include the following: assays and analysis - $1,630 ($3,409); community relations - $1,582 ($41,327) dredging and bulk sampling - $209,233 ($464,781); geological and geophysical - $98,871 ($181,500); site activities - $698,330 ($173,102); stock-based compensation - $107,225 ($Nil); and travel and accommodation- $236,037 ($202,723).

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

The Nuevo Milenio property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Although the original size of the property has been reduced over time to reduce the carrying costs, consisting of taxes paid semi-annually, the Company retains a full 100% interest in the Nuevo Milenio property.

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

Drill results may be found on the Company’s website and in various news releases issued throughout the drilling program as assay results were received.

Expenditures incurred on the Nuevo Milenio property in fiscal 2008, (fiscal 2007 numbers in brackets) include the following: assays and analysis - $16,889 ($13,348); drilling - $391,483 ($591,172); geological and geophysical - $149,596 ($152,119); site activities - $133,778 ($135,820); stock-based compensation - $60,751 ($33,153); and travel and accommodation- $31,753 ($44,906).

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Nuevo Milenio Property and is the Company's "Qualified Person" for the purpose of NI 43-101.

1.2.3

Kaslo Silver Property, British Columbia

The 100%-owned Kaslo Silver Property hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  It is located 12 kilometres west of Kaslo in southern British Columbia.  Cost estimates to complete a recommended exploration program on the property, including airborne and ground geophysical surveys, diamond and rotary drilling, and bulk sampling, total $2,020,000.  This planned program has not commenced, as the Company has been focusing on its exploration programs in Sierra Leone and Mexico.  The primary target areas for further investigation are within, and adjacent to some of the historic workings, and most of these require drilling to explore for continuity of mineralization previously explored by surface cuts, drifts and shafts.  The program recommends that mineralization be explored both laterally and to depth from the workings.  An airborne magnetic and electromagnetic survey flown over the entire property during the summer of 2006 further confirms the regional structures that host mineralization.

At the Silver Bear zone, reverse circulation rotary drilling is recommended along the strike of the graphitic shear structure.  Difficulty of recovery from previous diamond drilling, combined with the nugget effect of the poddy mineralization, may require follow up work to consist of a combination of reverse circulation drilling and bulk sampling of surface exposures.  As well, diamond drilling is recommended at the Black Fox, Gibson, Bismark and Cork-Province mineralized zones to further explore their potential.

Exploration costs incurred on the property totalled $1,199 in fiscal 2008 compared to $98,444 in fiscal 2007, when an airborne survey was flown.

Ms. Linda Dandy, P.Geo. of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of NI 43-101.

1.2.4

Kootenay Gemstone Property, British Columbia

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 72 months.  The optionor will retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.  Cream has also staked additional claims adjacent to the claims in the original option.  Claims held by the Company cover more than 30 kilometres of the Shaw Creek Stock contact.  Work done on the property to date has demonstrated that the Shaw Creek Stock, and immediately surrounding country rock, is highly prospective for beryl mineralization (aquamarine and emerald).

It has been demonstrated that litho-geochemistry and soil geochemistry techniques have been successful in defining potential targets and due to the fact that the Shaw Creek Stock is still relatively unexplored,

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

additional work is warranted on the Kootenay Gemstone Property.  The Company is actively seeking a joint venture partner with gemstone experience to assist in development of this property.  Ms. Linda Dandy, P.Geo. of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of NI 43-101.

1.2.5

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($50,000 paid) over six years.  During the year ended March 31, 2008, a cash payment of $20,000 was made on the Goldsmith Property option agreement. In July 2008, a cash payment of $20,000 was made pursuant to the Goldsmith option agreement.

The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($70,000 paid) over six years.  During the year ended March 31, 2008, a cash payment of $20,000 was made on the Lucky Jack claims option agreement.  In July 2008, a payment of $20,000 was made pursuant to the option agreement.  The optionors will retain a 2.0% net smelter returns royalty (“NSR”) on all metals.  The Company may acquire one half of the NSR on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.

The Goldsmith Property contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, and Gold Park) throughout a 3-kilometre long belt of altered volcanic and sedimentary host rocks.  Cream has now increased the size of its claim holdings by staking 87 new claims, due to the encouraging rock and soil sampling.  The new claim acquisitions more than double the size of the original claim block and cover six small, undeveloped historic showings.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith group and are considered jointly to form the Goldsmith Property.

An excavator trenching program was commenced in the fall of 2007 on the property when Cream obtained extremely encouraging results from rock grab and chip samples collected from the numerous small-scale historic workings.  Six excavator trenches were dug in the area of the historic Bullock and Goldsmith workings.  Two of the trenches were put in to cross-section the geology between old adits/trenches.  One trench exposed the Goldsmith-V2 vein for 64 metres along its strike, and three short trenches opened up areas where prior surface sampling (from a road cut) returned high gold assay results.  An additional 20 excavator trenches, planned and permitted, are planned to be excavated in the summer of 2008.  These proposed trenches include excavating around several of the historic workings, plus exposing bedrock in areas of geochemical and geophysical anomalies.  Trenching results are detailed in a news release dated May 7, 2008, which can be found on the Company’s website.  The planned excavator trenches for 2008 are located within a strong gold soil geochemical anomaly, greater than 2 kilometers in length and coincident with a series of strong aeromagnetic anomalies.

Aeroquest Limited conducted a 160-line kilometer helicopter-borne magnetic and AeroTem II Electromagnetic survey over the Goldsmith Property in 2006.  Encouraging results from the airborne survey show that in general, conductors line up well with the regional lithological trends.  One strong conductor is continuous through the mineralized area for a distance of nearly 2.5 kilometers.  The north end of this conductor, which contains the Bullock and Goldsmith workings and coincident gold geochemical anomalies, offsets to the west.  A second strong conductor runs parallel to this first one, approximately 1.2 kilometres to the east, basically trending along the southwest side of the Lardeau River valley.  This conductor trends strongly for the length of the property and contains the Lucky Jack workings.  Total field magnetics show a large magnetic high trend, averaging 800 metres in width and

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March 31, 2008

lying between the two conductive zones.  The magnetic tilt derivative plot show this correlative relationship between magnetics and gold geochemistry even better, with a series of linear magnetic features trending between the two main conductors and a second slightly weaker series parallel to the southwest conductor and to the westerly offset of that conductor.  A southwest splay trends sub-parallel to the first conductor and exactly mimics the gold soil geochemical anomaly.  This area represents the main “target” for trenching in 2008.

Expenditures on the Goldsmith and other properties in fiscal 2008, with the fiscal 2007 numbers in brackets, were: assays and analysis - $5,835 ($10,050); geological and geophysical - $4,069 ($28,941); site activities - $2,186 ($807); travel and accommodation - $3,470 (9,882) and trenching - $11,105 ($Nil)

Linda Dandy, P.Geo. of P&L Geological Services, is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.6

Stephens Lake Property, Manitoba

The Trout Claim Group is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”), agreed to pool three respective and contiguous exploration licences, so that each would hold an undivided one-third interest in all three of the exploration licences.  The Companies have since reduced the size of the property to the Trout Claim Group.  The Trout Claim Group was acquired under an options agreement whereby the Companies made combined cash payments totaling $110,000 and issued a combined 200,001 common shares, of which the final payment of $13,333 and the final share issuance of 16,666 common shares were made during the year, for a total of 66,667 common shares issued by Cream and cash payments of $36,666.  Having earned the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  To date, a joint venture agreement has not been entered into.

1.2.7

Wine Nickel-Copper Property, Manitoba

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totaling $105,000 ($25,000 paid) and issuing 200,000 common shares (100,000 issued) over a 48-month period.  Subsequent to March 31, 2008, the Company issued 50,000 common shares and made a cash payment of $40,000, pursuant to the option agreement.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

A VTEM survey was flown over the Wine Property and the Company’s Cedar Property in the late spring of 2008.  A report on the survey has not yet been received.

Mr. A. J. Spooner, P.Eng. of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for NI 43-101.  For more information about Cream and its mineral property interests, please visit the Company’s website at www.creamminerals.com.

Expenditures on the Manitoba properties in fiscal 2008, with the fiscal 2007 numbers in brackets, were: assays and analysis - $1,338 ($Nil); drilling - $120,470 ($Nil); geological and geophysical - $17,485

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March 31, 2008

($133); site activities - $3,304 ($29,924), and travel and accommodation, including helicopter transport – $69,432 ($Nil).  Government recoveries of $12,800 were received in fiscal 2008.

1.2.8

Grand Nickel Project, Manitoba

In October 2007, the Company entered into an option agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  Cream has the exclusive right and option to earn a 100% interest in the property by making payments totalling $105,000 and issuing 200,000 common shares to the optionor over a 48-month period.  The Company is to make cash payments to the optionor of $10,000 on regulatory approval (paid); $15,000 one year following regulatory approval; $40,000 two years and $40,000 three years following regulatory approval.  The Company is to issue at its option a total of 200,000 common shares as follows: 50,000 common shares upon regulatory approval (issued); and 50,000 common shares annually on the same payment dates as the cash payments noted above.  The Company must incur exploration expenditures totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative on or prior to the second anniversary; $15,000 cumulative on or prior to the third anniversary; and $20,000 cumulative on or prior to the fourth anniversary of regulatory approval.  Upon completion of the terms, the property will be subject to a 2.0% NSR payable to the optionor from the production of gold, silver and all base metals and other minerals derived from the property.  The Company has the right to reduce the NSR to 1.0% by making a payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

As reported by W.S. Ferreira Ltd., the property contains an electromagnetic conductor within a large magnetic anomaly.  A diamond drill hole (GR-2-83) drilled by Granges Exploration Ltd. in 1983 intersected over 600 feet of ultramafic rocks with significant intersections including: 0.48% Nickel over a core length of 8 feet and 0.45% Nickel over a core length of 10 feet.  True width of the intersections is not presently known.  Cream is awaiting results of an airborne VTEM survey by Geotech using state of the art technology followed by diamond drilling.  The property covers 20 square miles.

1.2.9

Mineral Property Option Payments Due In Fiscal 2009

The Company must make cash payments totalling $160,000 and issue 150,000 common shares in the year ended March 31, 2009, to maintain the mineral property interests held at March 31, 2008.  At the date of this report, cash payments of $80,000 have been made and 50,000 common shares have been issued pursuant to the agreements.

1.2.10

Market and Industry Trends

The average gold and silver prices in 2007 were US$695.39 and US$13.38 per ounce, respectively, and the average prices for 2008 up to July 25, 2008, were US$915.03 and US$17.49 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver, or any other source of revenue.

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March 31, 2008

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at March 31, 2008	As at March 31, 2007	As at March 31, 2006

Current assets	$ 272,021	$ 404,737	$ 432,366
Mineral property interests	4,765,477	3,837,781	1,323,978
Other assets	277,475	212,704	104,612
Total assets	5,314,973	4,455,222	1,860,956

Current liabilities	1,332,707	401,127	466,508
Shareholders’ equity	3,982,266	4,054,095	1,394,448
Total shareholders’ equity and liabilities	$ 5,314,973	$ 4,455,222	$ 1,860,956

Working capital (deficiency)	$ (1,060,686)	$ 3,610	$ (34,142)

	For the years ended March 31,
	2008	2007	2006
Expenses
Amortization	$ 624	$ 1,890	$ 6,443
Finance costs	154,010	--	--
Foreign exchange losses / (gains)	41,516	(2,330)	3,141
Legal, accounting and audit	74,714	42,419	26,642
Management and consulting fees	136,500	102,500	37,500
Office and administration	132,444	79,474	133,781
Property investigation costs	1,734	12,132	--
Salaries and benefits	115,736	75,929	84,795
Shareholder communications	353,259	286,510	190,246
Stock-based compensation	414,484	67,867	232,287
Travel and conferences	21,262	19,458	49,139
Write-down of investments	--	--	24,999
Write-down of mineral property interests	1,586,240	--	172,697
(Recovery) of value added tax	--	--	(69,841)
Interest income	(5,745)	(22,499)	(565)
Loss for the year	(3,026,778)	(663,350)	(891,264)
Loss per common share	$ (0.06)	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding – basic and diluted	47,872,669	38,395,299	32,188,964

1.4

Results of Operations

Year Ended March 31, 2008 (“fiscal 2008”), Compared to Year Ended March 31, 2007 (“fiscal 2007”)

In fiscal 2008, Cream incurred a loss of $3,026,778, or loss per common share of $0.06, compared to a loss of $663,350, or a loss of $0.02 per common share in fiscal 2007.

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March 31, 2008

General and administrative expenses totalled $3,032,523 in fiscal 2008, compared to $685,849 in fiscal 2007.  In fiscal 2008, the Company wrote down its interest in the Sewa River onshore claim in Sierra Leone by $1,586,240 to a nominal value of $1, with no comparative property write-downs in fiscal 2007.  Additional write-downs of exploration expenditures on the Sewa River onshore claim incurred in the first quarter of the year ended March 31, 2009, will be required.

In fiscal 2008 the Company issued 411,764 common shares at a value of $0.34, or $140,000, the value for the issuance of 20% of the loan of $700,000 approved by the TSX Venture Exchange, to Frank Lang. These shares were issued pursuant to a bonus agreement entered into relating to initial cash advanced over a period of several months by Mr. Lang to the Company.  The loan agreement is for a total of $700,000 to be repaid by October 26, 2008.  Interest is to be paid at an annual rate of 6%, payable quarterly, payments to commence 90 days from the date of regulatory acceptance.  To March 31, 2008, $14,010 had been paid or accrued as finance expense in addition to the value of the common shares issued.

Cream conducted most of its exploration activities in Mexico and in Sierra Leone in fiscal 2008, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $41,516 in fiscal 2008, primarily incurred with respect to expenditures in Sierra Leone, compare to a foreign exchange gain of $2,330 in fiscal 2007.  The Company’s cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Legal, accounting and audit increased from $42,419 in fiscal 2007 to $74,714 in fiscal 2008.  Legal fees have increased from $5,514 in fiscal 2007 to $15,202 in fiscal 2008, of which most of the increase related to a financing that did not complete.  Audit fees and tax return preparations totalled $27,100 in fiscal 2007 and increased to $30,390 in fiscal 2008.  Audit and accounting fees will likely continue to increase in fiscal 2009, with changes in generally accepted accounting principles, the first steps towards conversion to International Financial Reporting Standards, and further review and testing of internal controls.  Legal fees will likely increase in the future due to increased regulatory reporting requirements and a joint venture agreement to be finalized on the Casierra properties in Sierra Leone.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $10,000 per month for the services of Frank Lang as President and CEO of the Company, for a total of $120,000 in fiscal 2008.  The fees paid to Lang Mining Corporation were increased to $5,000 per month, effective April 1, 2006, and to $10,000 per month, effective November 1st, 2006.  These fees totalled $85,000 in fiscal 2007.  Consulting fees of $16,500 (2007 - $17,500) were paid to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

LMC Management Services Ltd. provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs increased from $79,474 in fiscal 2007 to $132,444 in fiscal 2008.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  An additional company shared office space at LMC for several months in fiscal 2007, which contributed to the lower costs in that fiscal year.

Salaries and benefits have increased from $75,929 in fiscal 2007 to $115,736 in fiscal 2008.  Wages are higher in fiscal 2008, due to salary increases, and the increased employee time required complying with new reporting and regulatory regulations.  The exploration activity in Sierra Leone has contributed to the increase in administration salaries and office costs related to the tracking and recording of costs incurred.

Stock-based compensation of $414,484 relates to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2008, and compares to $67,867 related to the vested portion of stock options granted to directors, officers, consultants and employees incurred in fiscal 2007.  These options were valued using the Black-Scholes (“B-S”) option valuation model developed for use in

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March 31, 2008

estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.

Shareholder communications have increased from $286,510 in fiscal 2007 to $353,259 in fiscal 2008.  The Company has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $24,000 in both fiscal 2008 and 2007.  Axino A G was paid $82,500 in fiscal 2007 for services primarily related to the European markets, and $97,500 in fiscal 2008, and Dynamic Stock Market Analysts were paid $36,667 to help the Company increase its presence on the internet.  Cronus Capital was paid $30,000 for investor relations activities, and PSG Media was paid $5,509 for an IR campaign in May 2007.  These agreements are no longer in effect.  Robert Paul was hired in September 2007 to provide services in the Vancouver office to shareholders and investors at a monthly cost of $3,000.

The Company also granted 780,000 stock options to CHF Investor Relations (Cavalcanti Hume Funfer Inc.) of Toronto and Calgary (“CHF”), an investor relations firm specializing in mineral resource companies, as the Company’s investor relations counsel: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.95, with an expiry date of September 21, 2012.

An additional grant of 150,000 stock options at a price $0.50, exercisable over a five-year period, expiring December 4, 2012, was made to an investor relations consultant.

Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs have decreased from $143,530 in fiscal 2007 to $81,582 in fiscal 2008.  The largest portion of the decrease relates to advertising and printed material which increased from $80,935 in fiscal 2007 to $14,807 in fiscal 2008.

Travel and conference expenses have increased nominally from $19,458 in fiscal 2007 to $21,262 in fiscal 2008.

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total acquisition and exploration cost in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico
Fiscal 2007
First Quarter	259,403	62,682	91,828	--	49,145
Second Quarter	374,404	11,770	44,624	35,381	111,275
Third Quarter	332,422	27,704	6,114	40	313,165
Fourth Quarter	199,613	2	52,134	45,164	496,933
Fiscal 2008
First Quarter	371,974	574	49,169	137,276	118,502
Second Quarter	208,635	164	10,499	121,847	584,113
Third Quarter	172,148	1,115	11,250	28,875	38,051
Fourth Quarter	605,900	163	4,771	50	43,584

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Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

Quarterly information for the eight quarters to March 31, 2008, is as follows:

Statement of Operations Data	Three months ended June 30, 2007	Three months ended September 30, 2007	Three months ended December 31, 2007	Three months ended March 31, 2008
Investment and other income	$ 2,205	$ 703	$ 1,750	$ 1,088
General and administrative expenses	201,674	208,852	390,609	228,931
Stock-based compensation	170,985	108,082	63,805	71,612
Property investigations	360	1,343	31	--
Write-down of mineral property interests	--	--	--	1,586,240
Loss according to financial statements	370,814	317,574	452,695	1,885,695
Loss from continuing operations per common share	0.01	0.01	0.01	0.03

Statement of Operations Data	Three months ended June 30, 2006	Three months ended September 30, 2006	Three months ended December 31, 2006	Three months ended March 31, 2007
Investment and other income	$ 7,384	$ 614	$ 13,179	$ 1,322
General and administrative expenses	157,452	146,067	116,597	185,734
Stock-based compensation	29,277	18,045	15,105	5,440
Loss according to financial statements	179,345	175,630	118,523	189,852
Loss from continuing operations per common share	0.01	0.00	0.00	0.01

1.6

Liquidity

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2008, Cream had a working capital deficiency of $1,060,686 (a measurement tool generally defined as current assets less current liabilities) compared to working capital of $3,610 at March 31, 2007, and an accumulated deficit of $21,621,944 (March 31, 2007 - $18,595,166).

Plans for Fiscal 2009

The Company is focusing on the permitting exploration of its Nuevo Milenio property and expending flow-through funds on its mineral property interests in Manitoba and British Columbia.

Risks

At March 31, 2008, the Company has a significant working capital deficiency.  The deficiency is primarily an interest-bearing loan payable to Frank Lang of $700,000 and additional cash advances of

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Three Months and Year Ended
March 31, 2008

approximately $300,000 at the date of this Annual Report.  It is estimated that it may require approximately $2.0 - $4.0 million in total working capital to operate the Company and repay the advances from Mr. Lang over the next fiscal year.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of Cream’s common stock limits Cream’s ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Cream’s shareholders pay transaction costs that are a higher percentage of their total share value than if Cream’s share price were substantially higher.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Investing Activities and Capital Expenditures

Current assets decreased to $272,021 at March 31, 2008, from $404,737 at March 31, 2007.  The market value of investments in marketable securities was $24,767 at March 31, 2008, compared to $34,304 at March 31, 2007.  The marketable securities held are highly volatile.  At March 31, 2008, the book value of these publicly traded securities is $31,704 (2007 - $31,704).  Investments include shares with a book value of $30,796 (2007 - $30,796) that are investments in companies with officers and directors in common with the Company.

Capital Resources

During the year ended March 31, 2008, 2,750,500 common shares were issued in a non-brokered private placement of 2,750,500 units at a price of $0.45 per unit for gross proceeds of $1,237,725.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months from closing at an exercise price of $0.55 per share in the first twelve (12) months and $0.65 per share for the balance of the two year term.  Compensation was paid to certain eligible arm’s-length parties (the "Finders"), and was comprised of a cash commission totalling $64,638, equal to 8% of the

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March 31, 2008

gross proceeds received by the Company from the sale of units by such Finders, and a total of 143,640 non-transferable warrants (the “Finder’s Warrants”) equal to 8% of the number of units sold by such Finders.  Each Finder’s Warrant entitles the holder, on exercise, to purchase one additional common share of the Company (a “Finder’s Warrant Share”) for a period of two years following the date of issue of the Finder’s Warrants at an exercise price of $0.55 per Finder’s Warrant Share in the first twelve (12) months and $0.65 per Finder’s Warrant Share for the balance of the two year term.  This private placement closed in two tranches.  The Finder’s Warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 4.08%; volatility factors of 91% to 93%, and an expected life of two years.  The value attributable to each of the Finder’s Warrants was $0.16 to $0.22.

During the year ended March 31, 2008, 1,145,500 stock options were exercised at prices ranging from $0.15 to $0.54 to provide $252,130 to the treasury and 1,745,300 warrants were exercised at $0.45 to provide $785,385 to the treasury.

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 8,941,761 common shares under the plan.  At March 31, 2008, 5,349,900 (March 31, 2007, 3,770,400) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

During the year ended March 31, 2008, the fair value of 1,855,000 stock options granted was estimated on the date of grant using the Black-Scholes (“B-S”) option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4%; expected life in years – 3.25, and expected volatility of 82%.  The fair value per option granted during the period was $0.28.

The Company granted 780,000 stock options for investor relations services.  These options were granted as follows: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.95, all with an expiry date of September 21, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.59%; expected life in years – 1.5, and expected volatility of 92%.  The fair value per option at the time of grant was $0.13, $0.125 and $0.11 for the options granted at prices of $0.65, $0.75 and $0.85, respectively.

The Company granted 150,000 stock options for investor relations services at a price of $0.50 per share, exercisable for until December 11, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 4.18%; expected life in years – 5, and expected volatility of 93%.  The fair value per option at the time of grant was $0.28.

The Company granted 225,000 stock options to geological consultants at a price of $0.50 per share, exercisable until February 4, 2013.  The fair value of the stock options granted was estimated at the date of grant using the B-S options pricing model with the following weighted average assumptions: risk-free interest rate – 3.21%; expected life in years – 1.0; and expected volatility of 83%.  The fair value per option at the time of grant was $0.08.

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

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Three Months and Year Ended
March 31, 2008

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions with Related Parties

Services rendered in the year ended March 31,	2008	2007	2006
LMC Management Services Ltd. (a)	$ 317,888	$ 232,638	$ 244,149
Lang Mining Corporation (b)	120,000	85,000	30,000
Legal fees	--	--	13,895
Consulting (d, f)	16,500	17,500	7,500
Finance costs (c)	154,010	--	--
Director (e)	US 102,000	US 102,000	59,138

Balances at March 31,	2008	2007
Balances receivable from (g):
LMC Management Services Ltd.	$ --	$ 11,999
Balances payable to (g):
LMC Management Services Ltd.(a)	$ 89,004	$ --
Lang Mining Corporation (b)	10,500	--
Ainsworth Jenkins - Casierra project (c)	39,038	49,612
Directors (c)	961,641	47,042
	$ 1,100,183	$ 96,654

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining has provided management services to the Company at a rate of $10,000 per month since November 1, 2006.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

At the time of entering into an agreement to issue 411,764 common shares in consideration of a loan agreement, Mr. Lang initially advanced $700,000 to the Company without interest or repayment terms.  In consideration of loan to the Company, the Company entered into an agreement to issue 411,764 common shares to Mr. Lang as bonus shares in lieu of interest to that date.  The value of these shares has been calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company will pay interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter

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Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

until the loan is repaid in full.  To March 31, 2008, Mr. Lang has been paid $14,010.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.  Mr. Lang has advanced an additional $249,244 to March 31, 2008, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.

(d)

Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable from LMC.

(e)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

(h)

Related parties participated in the private placements completed by the Company.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10

Fourth Quarter

Three Months Ended March 31, 2008, Compared to Three Months Ended March 31, 2007

For the three months ended March 31, 2008 (“Q4 2008”), Cream incurred a loss of $1,885,695 or $0.03 per common share, compared to a loss of $189,852, or $0.01 per common share for the three months ended March 31, 2007 (“Q4 2007”).  Total operating expenses, before interest income, were $1,886,783 in Q4 2008 as compared to $191,174 in Q4 2007.  In Q4 2007, there was a $9,614 loss on foreign exchange related to transactions associated with operations in Mexico and Sierra Leone compared to a gain of $6,963 in Q4 2008.

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

	Three months ended March 31,
	2008	2007
Expenses
Amortization	$ 102	$ 416
Finance costs	10,443	--
Foreign exchange losses / (gains)	(6,963)	9,614
Legal, accounting and audit	21,026	9,952
Management and consulting fees	36,000	34,500
Office and administration	45,994	18,106
Salaries and benefits	28,121	19,948
Shareholder communications	80,802	80,323
Stock-based compensation	71,612	5,440
Travel and conferences	13,406	12,875
Write-down of mineral property interests	1,586,240	--
Interest income	(1,088)	(1,322)
Loss for the period	(1,885,695)	189,852
Loss per common share	$ (0.03)	$ (0.01)

In Q4 2008, the Company wrote down its interest in the Sewa River onshore claim in Sierra Leone by $1,586,240 to a nominal value of $1, with no comparative property write-downs in Q4 2007.

Legal, accounting and audit fees increased from $9,952 in Q4 2007 to $21,026 in Q4 2008, primarily due to an increase in legal expense.  Salaries and benefits increased from $19,948 in Q4 2007 to $28,121 in Q4 2008.  Non-cash stock-based compensation related to vesting of stock options granted to directors, consultants and employees in fiscal 2008 included in Q4 2008 is $71,612 compared to $5,440 in Q4 2007.

Shareholder communications remained at the same level - $80,802 in Q4 2008 compared to $80,323 in Q4 2007.  This includes consulting fees paid to Axino AG, Arbutus, CHF, and Robert Paul.

Travel and conference costs of $13,406 in Q4 2008 compare to $12,875 in Q4 2007.  The Company had a representative at the Prospectors and Developers Conference in both fiscal quarters.

In both Q4 2008 and Q4 2007, management fees of $30,000 were paid to Lang Mining Corporation for the services of the president, pursuant to an agreement dated January 1, 2003, as amended.  Kent Avenue Consulting Ltd. received $4,500 in Q4 2007 and $6,000 in Q4 2008.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

As at March 31, 2008, the Company was a venture issuer. Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will

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Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the B-S option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

1.13

Critical Accounting Policies and Changes in Accounting Policies

Financial instruments

Effective April 1, 2007, the Company has adopted new CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement” and 3861 “Financial Instruments – Disclosure and Presentation”.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures  have not been restated except as indicated in part (c) below.  The adoption of these handbook sections had no impact on opening retained earnings.

Under Section 3855, financial instruments must be classified into one of five categories: held-for trading, held-to-maturity, loans and receivables, available-for sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents and short-term investments as held-for trading, which are measured at fair value.

Accounts receivable, amounts due from related parties and deposits are classified as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and, due to related parties are classified as other financial liabilities and are measured at amortized cost.

Hedges

Effective April 1, 2007, the Company has adopted the new CICA handbook section 3865 “Hedges”.  The Company has not previously undertaken hedging activities and thus the adoption of this section has no impact on the consolidated financial statements.

Comprehensive income (loss)

Effective April 1, 2007, the Company adopted the new CICA handbook section 1530 “Comprehensive Income”.  Comprehensive income represents the change in net assets resulting from transactions, events

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

and circumstances from sources other than shareholders and includes items that would normally be included in net income such as unrealized gains and losses on available for sale investments.

Recent accounting pronouncements

Recent accounting pronouncements issued which may affect the Company in the future are as follows:

Capital disclosures

CICA handbook section 1535, Capital Disclosures, establishes standards for disclosing information about the Company’s capital and how it is managed.

This standard is effective for interim and annual financial statements beginning on or after October 1, 2007.  The Company is currently evaluating the impact of adoption of this new standard on the disclosures in the consolidated financial statements.

Financial instruments disclosures

In February 2007, the CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863 “Financial Instruments – Presentation” which are effective for fiscal years beginning on or after October 1, 2007. CICA handbook section 3862, “Financial Instruments – Disclosures”, requires entities to provide disclosure of quantitative and qualitative information in their financial statements.  This information enables users to evaluate the significance of financial instruments on the Company’s operations and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date.  The Company will be required to disclose the measurement bases used for its financial instruments as well as the criteria used to determine the classification for different types of instruments.

The purpose of CICA handbook section 3863 “Financial Instruments – Presentation” is to enhance the financial statement users’ understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows.

The Company is currently evaluating and determined the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

General standards on financial statement presentation

CICA handbook section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose a Company’s ability to continue as a going concern.  The changes are effective for interim and annual financial statements beginning after April 1, 2008.  The Company is currently evaluating and determined the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

Goodwill and intangible assets

CICA handbook section 3064, “Goodwill and intangible assets”, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The effective date of this new standard applies to fiscal years beginning January 1, 2009.  The Company is currently evaluating and determined the impact of the adoption of these changes on the

Cream Minerals Ltd.

Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

disclosure in the consolidated financial statements.

1.14

Financial Instruments and Other Instruments

The Company’s financial instruments are comprised of cash and cash equivalents, taxes recoverable, amounts due to and from related parties, accounts payable and accrued liabilities.  Financial instruments are recorded at cost as their fair values approximate their carrying values due to the immediate or short-term maturity of the financial instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

A significant portion of the Company’s current assets are held in Canadian dollars.  To date the Company has not made use of currency hedges.

1.15

Other MD& A Requirements

See the audited consolidated financial statements for the years ended March 31, 2008 and 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

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Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of July 25, 2008, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at July 25, 2008

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

50,640,508 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
957,300	0.54	December 18, 2008
416,100	0.30	October 6, 2009
715,000	0.165	August 3, 2010
100,000	0.50	June 11, 2011
310,000	0.53	January 29, 2012
1,696,500	0.50	April 18, 2012
260,000	0.75	September 21, 2012
260,000	0.85	September 21, 2012
260,000	0.95	September 21, 2012
150,000	0.50	December 11, 2012
225,000	0.50	February 4, 2013

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
1,250,000	$0.50	February 21, 2009
745,000	$0.55/$0.65	November 30, 2008/09
49,600	$0.55/$0.65	November 30, 2008/09
630,250	$0.55/$0.65	December 10, 2008/09
94,040	$0.55/$0.65	December 10, 2008/09
1,010,800	$0.28	July 8, 2009
81,080	$0.28	July 8, 2009
1,658,635	$0.25	July 8, 2009
91,000	$0.25	July 8, 2009

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Quarterly and Annual Report

Three Months and Year Ended
March 31, 2008

Other Information

Controls and Procedures

As of March 31, 2008, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

There were no changes in the Company’s internal controls over financial reporting during the year ended March 31, 2008, that have materially affected or are reasonably likely to materially affect its internal controls over financial reporting.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

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